TSX:GNG
www.goldengoliath.com

NEW DISCOVERY OF ORITO ZONE SIGNIFICANTLY EXPANDS NEAR SURFACE GOLD-SILVER MINERALIZATION THROUGH RECENT DRILLING

Highlights

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DRILLING CONFIRMED 1380M LONG AND 540M WIDE NEAR SURFACE GOLD-SILVER MINERALIZATION

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ORITO ZONE- A NEW DISCOVERY- HAS RETURNED 44.25M OF 72 G/T SILVER & 0.75 G/T GOLD (1.95 G/T GOLD EQUIVALENT)

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STEP OUT DRILLING TO THE NORTH  AND SOUTH OF FILO DE ORO ZONE HAS PROVEN CONTINUITY OF THE NEAR SURFACE GOLD-SILVER MINERALIZATION

Vancouver, Canada, November 2, 2010 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F) For immediate release

Golden Goliath has received assays for the six diamond drill holes targeting, (i) Orito Zone, (ii) Filo de Oro North, and (iii) Filo de Oro South Zones at the Company’s Las Bolas-Los Hilos Project.

(i)

ORITO ZONE - NEW DISCOVERY:

The Orito Zone was discovered through surface mapping and sampling in the 2010 exploration program. Surface sampling at Orito found 46m of 50 g/t silver  and 0.48 g/t gold (1.31 g/t gold Equivalent) , 35m of 27 g/t silver and 1.17 g/t gold (1.62 g/t gold equivalent). Two drill holes 100m apart were planned to test the continuity of this mineralization at depth.  Results are given below.

ORITO ZONE
Drill Hole	From(m)	To(m)	Width(m)	Gold g/t	Silver g/t	Gold Eq*.
LH-14	0	44.25	44.25	0.752	72	1.95g/t
LH-15	0	51.85	51.85	0.41	42	1.12g/t

* Gold Equivalent = gold+ Silver/60

The continuity of the mineralization at surface and at depth combined with the mineralization being open in all directions and the proximity to other known mineralized zones is very encouraging.  The Los Hilos Tunnel is just 250m east while the Las Bolas Tunnel is just 780m northwest of Orito.  Please refer to the plan map for drill hole locations.

(ii)

FILO de ORO NORTH:

The Filo de Oro North Zone discovery was announced in the Company’s last news release. One drill hole 100m step out to the north drilled a wide zone of near surface gold-silver mineralization. The step out drilling to the north has increased the strike length of this mineralized Zone to 1380m.  The Filo de Oro North Zone is open in all directions; Details in the table below.

FILO De ORO NORTH
Drill Hole	From(m)	To(m)	Width(m)	Gold g/t	Silver g/t	Gold Eq*.
LH-11	5.2	29.1	23.9	0.66	20	0.99 g/t

* Gold Equivalent = gold+ Silver/60

(iii)

FILO de ORO SOUTH:

Two drill holes at the Filo de Oro South Zone were intended to extend the mineralization south.  Drilling was at the higher/elevated portion of this Zone at different angles.  The shallower hole confirms the higher grade mineralization near surface while the steeper hole confirms the Zone widens at depth.  Results of LH-24 & LH-26 are summarized in the table below.

FILO de ORO SOUTH
Drill Hole	From(m)	To(m)	Width(m)	Gold g/t	Silver g/t	Gold Eq*.
LH-25	10.80	16.80	6.0	0.35	35	0.93g/t
	23.00	24.55	1.55	1.24	63	2.29g/t
Including
LH-25	24.05	24.55	0.55	3.08	143	5.46g/t
LH-26	17	23.6	6.60	1.5	59	2.49g/t
LH-26	118.2	165.1	46.9	0.36	31	0.87g/t

* Gold Equivalent = gold+ Silver/60

The Company has also received assays for the remaining part of LH-06 where the Company drilled multiple zones including 17.55m of 1.06 g/t gold and 9 g/t silver (1.21 g/t gold Eq.) The hole has ended in mineralization.

Company president & CEO Paul Sorbara said in a commentary on the recent drilling; “The recent results indicate that northwesterly structures control mineralization and that is of primary importance going forward as northwesterly structures are important at nearby surrounding deposits. The newly discovered zones, with very good, near surface gold-silver grades over large intervals certainly substantiate the Company’s goal to establish a large open pit-able gold and silver resource. The recent results, with every single hole-drilled intersecting mineralization in the areas drilled, are beyond our expectations.”  Mr. Sorbara states further “we will evaluate and integrate these results to increase our existing mineral inventory at the Los Bolas-Los Hilos Project.  Our geological model for the Los Hilos side of the property, of disseminated gold and silver, hosted in felsic rocks, sitting on top of higher grade veins, hosted in mafic rocks, appears to be correct as the current drilling has proven that disseminated gold-silver mineralization situated above higher grade silver veins below exists over a wide area.  Mineralization is also hosted in brecciated, porphyritic intrusive rocks, which indicates potential for a porphyry gold deposit. Several drill holes have also ended in mineralization, clearly indicating that it is open to depth.”

Based on the Company's work, Filo de Oro has two components. A large, near surface zone up to 540 metres in width and approximately 230 metres thick, overlies near-vertical higher-grade-vein feeder zones that are beneath and cut through the surface zone. The roughly north-south Filo de Oro trend is a topographic high located at the east end of the east-west Las Bolas, Frijolar and Corazon trends. These three east- west trends host the other 12 known vein systems on the Las Bolas property and the main Las Bolas Mine workings which were the focus of the NI 43-101 report completed last fall.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed and approved this release is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

For More Information Contact

Golden Goliath Resources Ltd.
J. Paul Sorbara, M.Sc., P.Geo
President & CEO
Phone: +1(604) 682-2950    Email: jps@goldengoliath.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

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